U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                                                 SEC File Number
                                                                     0-6814
                                   FORM 12B-25                     CUSIP Number
                          NOTIFICATION OF LATE FILING               911805 10 9

                                  (Check One):

            [X] Form 10-K and Form 10-KSB [ ]Form 20-F [ ] Form 11-K
                     [ ]Form 10-Q and 10-QSB [ ]Form N-SAR

         For Period Ended:  May 31, 2000
         [ ] Transition  Report on Form 10-K
         [ ] Transition  Report on Form 20-F
         [ ] Transition  Report on Form 11-K
         [ ] Transition  Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:

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     Read Attached  Instruction  Sheet Before  Preparing  Form.  Please Print or
Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification  relates to a portion of the filing checked above,  identify the Items(s) to which the notification relates.

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PART I - REGISTRANT INFORMATION

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Full name of Registrant:       U.S. ENERGY CORP.

Former Name if Applicable:     N/A

Address of Principal Executive Office (Street and Number):

                               877 NORTH 8TH WEST
City, State and Zip Code:      RIVERTON, WY 82501


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Part II - Rules 12b-25(b) and (c)

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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form X 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the
 X         prescribed  due date; or the subject  quarterly  report or transition
--- report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative

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State below in reasonable  detail the reasons why Form 10-K,  20-F,  11-K, 10-Q,
N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.


               As of the date of this Notice, the Registrant is in negotiations with a third party regarding the status of a significant asset owned by the Registrant and its affiliated company Crested Corp. These negotiations have taken the Registrant's staff away from the task of completing the annual audit for the fiscal year ended May 31, 2000.

               The Registrant will file the Form 10-K Report for the fiscal year ended May 31, 2000 on or before September 13, 2000.

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Part IV - Other Information

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     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification.

           STEPHEN E. ROUNDS, Special Counsel (303) 377-6997

     (2) Have all other periodic reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
                                                               [ X ]Yes   [  ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ X ]Yes [ ]No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               As stated in Part III above, the staff of the Registrant has been involved in negotiations which have prevented them from completing the annual audit. The financial statements of the Registrant for the subject fiscal year therefore have not been finalized nor the audit thereon completed. Until the audit is completed, any statement about the ultimate difference between the historical fiscal 1999 financial statement of operations and the yet-to-be-finalized fiscal 2000 financial statement of operations cannot be made.

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                           U.S. ENERGY CORP.
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             (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     August 30, 2000             By:      /s/   Robert Scott Lorimer
       ----------------------             --------------------------------------
                                               ROBERT SCOTT LORIMER,
                                               VP Finance, Treasurer and
                                               Chief Financial Officer



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